EXHIBIT 99.1

ATLAS SOUTH SEA PEARL LIMITED
A.B.N. 32 009 220 053

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of members of Atlas South Sea Pearl Limited will be held at 128 Hay Street, Subiaco, Western Australia on Thursday 10th May 2007 at 11:30 am.

GENERAL BUSINESS

To receive the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006 (no resolution required).

To consider and if thought fit to pass the following resolutions:

1. As an Ordinary Resolution to elect a Director:

   In accordance with regulation 3.6 of the Company's Constitution, I.M. Murchison retires and, being eligible, offers himself for re-election.

2. As an Ordinary Resolution to approve the allocation of shares to a related party:

   "In accordance with Section 208 of the Corporations Act and ASX listing rule 10.14, the members approve the allocation of 200,000 fully paid ordinary shares to Dr Joseph Taylor, the Managing Director, at an issue price of A$0.40 per share in accordance with the rules as set out in the employee share plan."

3. As an Ordinary Resolution to appoint the auditor of the Company being BDO Kendalls:

   "That for the purposes of section 327B of the Corporations Act and for all other purposes, BDO Kendalls Audit & Assurance (WA) Pty Ltd of 128 Hay Street, Subiaco, Western Australia 6008 (have been nominated by a member of the Company and consented in writing to act in the capacity of auditor) be appointed as auditor of the Company in accordance with section 327B (1) of the Corporations Act"

4. As a non-binding Ordinary Resolution to approve the Remuneration Report for 2006.

   In accordance with Section 250R(2) of the Corporations Act 2001, the Directors seek approval of the Remuneration Report relating to Directors and nominated executive employees as contained within the Annual Report.

To transact any other business, which may be brought forward in conformity with the Company's Constitution.

BY ORDER OF THE BOARD

S.C.B. Adams
Company Secretary
4th April 2007
Perth, Western Australia

For the purpose of Section 1109N of the Corporations Law the directors have specified 11.30 am on 8th May 2007 as the time and date on which the identity of those who are entitled to attend and vote at the meeting will be determined.

A member entitled to attend and vote at a meeting of the shareholders of the Company is entitled to appoint not more than two proxies to attend and vote instead of the member. If two proxies are appointed, and a member does not specify the proportion or number of the member's votes each proxy may exercise half the votes. A proxy need not be a member of the Company.

EXPLANATORY NOTES

Resolution 2 – Allocation of shares to a related party being the Managing Director

The Board has seen fit to provide a remuneration incentive to Dr Joseph Taylor by way of the allocation of fully paid ordinary shares at an issue price of A$0.40 per share. This remuneration is seen as a means of rewarding Dr Taylor for his past service to the Company and also as a means of aligning the objectives of shareholders to maximise returns through profitability with those of the Company's CEO.

In accordance with S219(1) of the Corporations Act 2001, the following information is provided to shareholders to determine how they will vote on this matter:

1. The benefit will be provided to Dr Joseph Taylor in his capacity as Managing Director;

2. The financial benefit that is proposed to be provided is in the form of 200,000 ordinary fully paid shares which are to be issued at a price of A$0.40 per share. The Company will provide Dr Taylor with an interest-free non-recourse loan which will be used to pay for the shares. The shares will be allocated upon approval by Shareholders at this meeting and no later than 31st May 2007. Dr Taylor will be entitled to 50% of the shares (100,000) once he has fulfilled two (2) years of employment with the company from the date of allocation of the shares. Dr Taylor will become entitled to the remaining 50% of the shares (100,000) once he has completed three (3) years of service with the Company from the time of allocation of the shares. The shares will be held in trust for Dr Taylor until he is entitled to have the shares transferred to him. Any dividends received during the escrow period will be used to repay the loan to the Company. The loan must be fully repaid before Dr Taylor can have the shares released from the Trustee.

3. The Directors of the company unanimously support this benefit being provided to Dr Taylor. The reason for their support is that this provides incentive for the long term employment of a key executive and it also aligns the objectives of management more closely with those of the shareholders.

4. No Directors have an interest in the outcome of the proposed resolution. All Directors believe that the allocation of these shares will have a long term benefit for the Company.

5. The shares that are to be allocated to Dr Taylor are being issued at a discount to the market price. The average share price of Atlas South Sea Pearl Ltd on the Australian Stock Exchange during the six months to 4 April 2007 has been A$0.406. As at 3 April 2007, the Company's closing share price as quoted on the Australian Stock Exchange was A$0.415. The discount on the issue price represents an opportunity cost to the company. This discount will be reflected as an expense to the Company in its annual accounts over the vesting period of the shares.

   The provision of an interest-free loan to Dr Taylor represents an opportunity cost of capital to the company. This loan will not attract Fringe Benefits Tax or have any other adverse tax consequences to the Company.

   The allocation of additional shares has a dilutionary effect on existing shareholders. The allocation of 200,000 shares represents 0.2% of the current issued capital of the company.

6. Dr Taylor received 1,000,000 ordinary shares under the share incentive scheme in May 2006 at a price of A$0.29 per share. Dr Taylor is the only person that fits the definition in ASX rule 10.14 who is entitled to receive shares under this incentive scheme.

7. Dr Taylor and anyone associated with him will not be permitted to vote in relation to this resolution.

Resolution 3 – Change of Auditor

Following a merger on 2 April 2007, BDO's audit practice is now carried on through BDO Kendalls Audit & Assurance (WA) Pty Ltd. Accordingly, pursuant to section 329 (5) of the Corporations Act, BDO has applied to ASIC for consent to resign as auditor of the Company, with effect from the date of the Annual General Meeting. Subject to ASIC consenting to the resignation and BDO submitting a resignation to the Company, it is proposed that the Company appoint BDO Kendalls Audit & Assurance (WA) Pty Ltd as auditor of the Company. Pursuant to section 328B (1) of the Corporations Act, a member of the Company has nominated BDO Kendalls Audit & Assurance (WA) Pty Ltd to be the Company's auditor.

Resolution 4 – Remuneration Report

In accordance with Section 250R(2) of the Corporations Act 2001, the Directors are required to seek approval of the Remuneration Report relating to Directors and nominated executive employees as contained within the Annual Report from shareholders at the Annual General Meeting. This is a non-binding resolution.

The Remuneration Report for 2006 as contained in that annual report is shown as attachment 1 to this notice of meeting.

Attachment 1

REMUNERATION REPORT (Audited)

The information contained in section 1 to 4 of this report includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures under section 5 are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

1 Principals used to determine the nature and amount of remuneration

The objectives of the Company's remuneration framework is to ensure that reward for performance is competitive and appropriate for the results delivered and recognises the environment within which its executives operate. Remuneration of senior executives is set with the objectives of:

(i) retaining and motivating key staff;
(ii) attracting quality management skills to the organisation; and
(iii) alignment of executive reward with the achievement of strategic objectives and the creation of value for shareholders.

1.1. Remuneration structure of Non-Executive Directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees are reviewed annually by the Board. Consideration is given to the remuneration of comparable companies when setting fee levels.

The Non Executive Directors' aggregate annual remuneration may not exceed $250,000. In the year ending 2006, the total non-executive directors' fees including retirement benefit contributions were $214,548.

1.2. Remuneration Structure of Executives

Employment contracts are in place between the company (or its subsidiaries) and all key management personnel. Under these contracts, key management personnel are paid a base salary (which may be provided in the form of cash or non-financial benefits) in accordance with their skills and experience as well as entitlements including superannuation and accrued annual leave and long service leave in the event of termination.

Employee salaries are reviewed annually and are adjusted to take into consideration the individuals' responsibilities and skills compared to others within the Company and the industry.

There were no short or medium term cash incentives provided to any executives of the company during the last financial year. Short or medium cash incentives are not incorporated into any executives salary packages at the time of this report.

An Employee Share Plan (ESP) provides some senior executives with incentive over and above their base salary (refer 5.3 below). The allocation of shares under the Employee Share Plan (ESP) is not subject to performance conditions of the company. The reasons for establishing the ESP were:

- To aligning the interests of senior management with shareholders. The ESP provides employees with incentive to strive for long term profitability which is in line with shareholder objectives; and
- To provide an incentive for employees to extend their employment terms with the company. Pearl farming is a long term business and the experience of long serving senior employees is an important factor in the long term success of the Company.

Many of the factors attributable to the short term success or failure of the pearling business such as exchange rate fluctuations, environmental factors eg: climate, and socio-political conditions, are outside the control of management and as a result, the board does not believe that the remuneration should be benchmarked against the short term performance of the company. By providing long term incentive for senior employees to benefit from improved performance of the company is viewed by the Board as the best form of incentive outside for employees other than appropriate salary payments.

2. **Details of Directors' and Key Management Personnel remuneration**

Details of the nature and amount of each element of the remuneration of each director of the Company and its economic entities and each of the key management personnel of the Company and its economic entities are:

Name		Cash salary & fees	Short term benefits		Total cash salary, fees and short term benefits	Post-employment benefits	Share based payments compensation	Total
			Short term incentive cash bonus	Non-cash monetary benefit		Super-annuation benefit		
		$	$	$	$	$	$	$
Directors (Non-Executive)								
G.R.W. Snow	2006	76,667	-	-	76,667	6,900	-	83,567
	2005	60,000	-	-	60,000	5,400	-	65,400
I.M. Murchison	2006	43,500	-	-	43,500	3,915	-	47,415
	2005	36,000	-	-	36,000	3,240	-	39,240
S.J. Arrow	2006	38,333	-	-	38,333	3,450	-	41,783
	2005	30,000	-	-	30,000	2,700	-	32,700
S.P. Birkbeck [1]	2006	38,333	-	-	38,333	3,450	-	41,783
	2005	21,250	-	-	21,250	1,913	-	23,163
(Executive)								
J.J.U. Taylor [2,3,5]	2006	246,483	-	29,231	275,714	4,500	4,861	285,075
	2005	225,443	-	28,114	253,557	4,075	-	257,632

The remuneration of directors of the Company and of the consolidated entity are the same with the exception of Dr J Taylor whose remuneration is split as follows:

J.J.U Taylor								
Consolidated	2006	246,483	-	29,231	275,714	4,500	4,861	285,075
	2005	225,443	-	28,114	253,557	4,075	-	257,632
Company	2006	50,000	-	-	50,000	4,500	-	54,500
	2005	50,000	-	-	50,000	4,075	-	54,075

Name		Cash Salary & Fees	Short term benefits		Total cash salary, fees and short term benefits	Post-employment benefits	Share Based Payments Compensation	Total
			Short term incentive cash bonus	Non-cash monetary benefit		Super-annuation benefit		
		$	$	$	$	$	$	$
Key Management Personnel								
Consolidated								
S.C.B. Adams [4,5]	2006	117,000	-	-	117,000	10,530	1,944	129,474
	2005	110,000	-	-	110,000	9,900	-	119,900
J.S. Jorgensen [2,3,5]	2006	191,763	-	1,250	193,013	-	3,160	196,173
	2005	183,775	-	-	183,775	-	-	183,775
J. Knauer [2,3,5,6]	2006	99,472	-	-	99,472	-	-	99,472
	2005	129,837	-	-	129,837	-	-	129,837
Company								
S.C.B. Adams [4,5]	2006	117,000	-	-	117,000	10,530	1,944	129,474
	2005	110,000	-	-	110,000	9,900	-	119,900

Notes:
1. Mr Birkbeck was appointed to the Board on 15 April 2005.
2. Dr J Taylor and Mr J Jorgensen are Directors of the Company's Indonesian subsidiary, P.T. Cendana Indopearls.
3. Dr J Taylor and Mr J Jorgensen are key management personnel of the economic entity with the titles of Managing Director and Production Manager respectively.
4. Mr S Adams is the Company Secretary and General Manager (Corporate & Finance) of the economic entity.
5. It is the opinion of the Board that the only officers of the Company who meet the definition of key management personnel as set out by the Corporations Act 2001 or the Australian Accounting Standards are the Company Secretary, the Production Manager and the Technical Manager.
6. Mr Knauer resigned from the company and ceased employment in October 2006.

3. Share based payments compensation

Ordinary shares have been issued to key management personnel of Atlas South Sea Pearl Ltd under and Employee Share Plan (ESP) that was approved by shareholders at the company's annual general meeting in May 2006. These shares have been issued to employees under the following terms:

3.1. Shares were issued at a price of 29 cents each on 30 May 2006 when the market price was 31 cents per share;

3. Remuneration by way of Equity Instruments (Cont)

3.2. Entitlement to 50% of the beneficial interest on the shares will vest to employees after they have completed two (2) years of employment with the company from the date of issue of the shares (30 May 2006) and entitlement to the remaining 50% of the beneficial interest in the shares will vest to employees after they have completed three (3) years of employment with the company from the date of issue of the shares.

3.3. Shares issued under the ESP have been paid for by employees who have been provided with an interest free, non-recourse loan by the Company. This loan is to be repaid from the proceeds of dividends paid in relation to these shares.

3.4. The details relating to the allocation of shares to executive directors and key management personnel under the ESP are as follows:

Name	Date of Issue	No. of Shares Issued	Shares Vested in the year	Shares Forfeited in the year	Financial Year in which shares may vest	Nature of shares	Minimum value of grant yet to be vested [(2)]	Maximum value of grant yet to be vested [(3)]	Remuneration consisting of Shares [(4)]
Joseph Taylor (Managing Director)	30 May 2006	1,000,000	0%	0%	2008 – 50% 2009 – 50%	Ordinary Shares	$-	$20,000	1.7%
Jan Jorgensen (Pearl Production Manager)	30 May 2006	650,000	0%	0%	2008 – 50% 2009 – 50%	Ordinary Shares	$-	$13,000	1.6%
Jens Knauer (Technical Manager) [(1)]	30 May 2006	650,000	0%	100%	N/A	Ordinary Shares	$-	$-	-
Simon Adams (General Manager / Company secretary)	30 May 2006	400,000	0%	0%	2008 – 50% 2009 – 50%	Ordinary Shares	$-	$8,000	1.5%

Notes –

1. Mr Jens Knauer resigned from employment in October 2006 and the shares that were allocated to him have been forfeited as he did not attain the minimum employment term of two (2) years from the date of issue.
2. The minimum benefit is based on the fact that the vesting criteria for the shares on issue have not yet been met.
3. The maximum value is based on the value that is associated with the discount to the market price at the time that the shares were issued.
4. Based on the cost allocated to the share based remuneration for the current year.

4. Service Agreements

Details of key management personnel contracts are set out below:

4.1. Dr J Taylor (Managing Director)

- Employed under a fixed term contract which expires on 31 December 2009.
- Employment agreement specifies the duties and responsibilities of his role.
- Base salary including superannuation and various non-financial allowances relating to living in Indonesia of $280,214 for the last financial year, reviewed annually.
- Not entitled to any special termination payments under this contract.
- The current contract for the Managing Director does not provide for incentive payments in the form of cash or options linked to performance targets.

4.2. Mr Jan Jorgensen (Pearl Production Manager)

- Contract terminates on retirement.
- Base salary including various non-financial allowances relating to living in Indonesia of $193,013 for the last financial year, reviewed annually.
- Not entitled to any special termination payments under this contract.

4.3. Mr Simon Adams (General Manager and Company Secretary)

- Contract terminates on retirement.
- Base salary inclusive of superannuation for the last financial year of $127,530, reviewed annually.
- Not entitled to any special termination payments under this contract.

5. Additional Information

5.1. Loans to Directors and Executives

Details relating to the loans to directors and key management personnel including amounts, interest rates and repayment terms are set out in note 26 to the financial statements.

5.2. Options

There were no options issued to directors or key management personnel in the last financial year.